# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Illinois (IL), 7638517
Date of event which requires filing of this statement: 08/04/2026
Filed by CIK 0000919590
Persons authorized to receive notices and communications: Nitsan Deutsch, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Illinois (IL), 7638517, 972-8-9311900

## Reporting persons
- RECANATI LEON (CIK 0000919590): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 894,836; shared voting power 0; sole dispositive power 894,836; shared dispositive power 0; aggregate amount beneficially owned 894,836 (5.7% of the class)
  Comment: (1) The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026. The aggregate beneficial ownership includes 10,950 Ordinary Shares underlying share options held by the Reporting Person that are currently exercisable or exercisable within 60 days of August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Illinois (IL), 7638517

## Item 2. Identity and Background
Name of person filing: Leon Recanati (the "Reporting Person").
Residence or business address: 27 Yoav St., Tel Aviv 6908165, Israel.
Present principal occupation or employment: Mr. Recanati serves as a member of the board of directors of Evogene Ltd. (the "Issuer"). Mr. Recanati is also the founder and principal of GlenRock Israel, a family office investment company that manages the investment activities of the Recanati family and invests primarily in companies engaged in technology, life sciences, cyber, and agritech. The address of Mr. Recanati's principal office and principal place of business is 85 Medinat Hayehudim Street, Tower G, 8th Floor, Herzliya Business Park, Herzliya 4676670, Israel.
Criminal convictions in the last five years: During the last five years, Mr. Recanati has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Recanati has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Mr. Recanati is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate consideration paid by the Reporting Person for the ordinary shares, par value NIS 0.20 per share (the "Ordinary Shares") reported herein was approximately $400,000, representing the purchase of 800,000 Ordinary Shares in open market transactions on August 4, 2026, at a weighted average price of $0.50 per share.

The source of funds used to acquire the Ordinary Shares was the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares reported herein for investment purposes. The Reporting Person believes that the Ordinary Shares represent an attractive investment opportunity at current market prices and believes in the long-term business prospects of the Issuer.

The Reporting Person serves as a member of the board of directors of the Issuer. In connection with the Issuer's 2026 annual general meeting of shareholders, scheduled for September 4, 2026 (the "AGM"), at which there will be a contested director election, the Reporting Person intends to vote all Ordinary Shares beneficially owned by him in favor of the slate of director nominees nominated by the Issuer's current board of directors, and to disregard the slate of directors nominated by the dissident shareholders.

The Reporting Person believes that the current board is executing a clear strategic plan that is delivering measurable results, has proactively evolved as the Issuer has transformed, and has demonstrated strong capital allocation and financial discipline. On the other hand, the slate proposed by the dissident shareholders has not presented a comprehensive strategic alternative, despite having been given an opportunity by the current board to do so, and would furthermore create unacceptable disruption risk to the Issuer's current strategic plan, which has been producing positive results.

The Reporting Person may, from time to time and depending upon prevailing market conditions, the financial condition, business and prospects of the Issuer, and such other factors as the Reporting Person deems relevant, acquire additional Ordinary Shares or other securities of the Issuer in the open market or in privately negotiated transactions, or dispose of any Ordinary Shares or other securities of the Issuer that the Reporting Person beneficially owns.

Except as described herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions or other matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plans or intentions at any time, as he deems appropriate in light of the circumstances then prevailing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 894,836 Ordinary Shares, representing approximately 5.7% of the outstanding Ordinary Shares of the Issuer, consisting of (i) 883,886 Ordinary Shares held directly, and (ii) 10,950 Ordinary Shares underlying share options that are currently exercisable or exercisable within 60 days of August 4, 2026.

The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on July 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to all 894,836 Ordinary Shares beneficially owned by him, which are held directly by him (including 10,950 Ordinary Shares underlying share options that are currently exercisable or exercisable within 60 days of August 4, 2026). No other person has shared voting or dispositive power with respect to such shares.
Transactions in the class effected during the past sixty days: On August 4, 2026, the Reporting Person purchased 800,000 Ordinary Shares of the Issuer in open market transactions at a weighted average purchase price of $0.50 per share, in multiple transactions within a range of prices per share. Prior to those purchases, the Reporting Person held 83,886 Ordinary Shares directly (besides shares underlying exercisable options).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- RECANATI LEON: /s/ Leon Recanati, Leon Recanati (08/11/2026)